Exhibit 28(d)(liii)
AMENDMENT NO. 3
TO
SUBADVISORY AGREEMENT
     This AMENDMENT NO. 3 TO SUBADVISORY AGREEMENT is dated as of December 1, 2009, by and between SUNAMERICA ASSET MANAGEMENT CORP., formerly known as AIG SunAmerica Asset Management Corp., a Delaware corporation (the “Adviser”), and WELLINGTON MANAGEMENT COMPANY, LLP, a Massachusetts limited liability partnership (the “Subadviser”).
W I T N E S S E T H:
     WHEREAS, the Adviser and Seasons Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;
     WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated January 1, 1999, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A of the Subadvisory Agreement;
     WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolios.
     NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:
     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:
1. Schedule A to the Subadvisory Agreement is hereby amended to reflect the addition of Strategic Fixed Income Portfolio (the “Portfolio”) for which the Subadviser will manage a portion of the Portfolio’s assets effective December 1, 2009. Effective, January 19, 2010, the Subadviser will manage the entire Portfolio. The Portfolio’s name will be changed to the Real Return Portfolio and the fees will be amended as follows.

Fee Rate
(as a percentage of the average
daily net assets the Subadviser
Portfolio(s)	manages in the portfolio)
Effective December 1, 2009

Strategic Fixed Income Portfolio	[OMITTED]
Effective January 19, 2010

Real Return Portfolio	[OMITTED]
(formerly, Strategic Fixed Income Portfolio)
Subadviser shall manage the assets of the Portfolio and shall be compensated as noted above.
2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.
3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.
4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.
     IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT CORP.

By: Name:	/s/ PETER A. HARBECK Peter A. Harbeck
Title:	President & CEO

WELLINGTON MANAGEMENT COMPANY, LLP

By: Name:	/s/ DIANE C. NORDIN Diane C. Nordin
Title:	Senior Vice President

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